
Mail Stop 3561

February 23, 2017

Paul M. Rady
Chief Executive Officer
Antero Resources Midstream Management LLC
1615 Wynkoop Street
Denver, CO 80202

> **Re: Antero Resources Midstream Management LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted January 23, 2017**
> **CIK No. 0001623925**

Dear Mr. Rady:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Antero Midstream GP LP, page 1

2. We note your disclosure in the second sentence under this heading and elsewhere in this filing that you own all of the IDRs in Antero Midstream. This may indicate to your

investors that you have rights to all of the IDR cash distributions. However, you also disclose in multiple locations that following the Reorganization, certain senior members of Antero Midstream's management team will have rights to a portion of the IDR cash distributions if those distributions exceed certain targets. Please revise your disclosures regarding your ownership of the IDRs to clarify this matter as we believe that understanding your rights to the IDR cash distributions is very important to your investors. If true, you may wish to disclose in close proximity to your statements that you "own all" of the IDRs that following the Reorganization you may not receive all of the IDR cash distributions.

3. We note your discussion of Antero Midstream's aggregate quarterly cash distributions on IDRs at the bottom of page 2 and the related chart on page 3. Please explain to us why the calculation of the aggregate quarterly distribution to IDRs for the fourth quarter of 2016 is based on "the number of outstanding Antero Midstream units at the closing of this offering." In doing so, tell us why the narrative disclosure on page 2 and the related chart on page 3 do not reflect the actual quarterly distribution which we note from page 9 was based on the number of units outstanding as of February 1, 2017.

Antero Midstream Aggregate Distributions Units and IDRs, page 3

4. Please clearly and prominently indicate after the chart that the amount and increases associated with Antero Midstream historic distributions are not indicative of Antero Midstream's future ability to distribute similar amounts or continue to in increase such amounts. Should this chart appear in multiple places in your amendment, please make these changes in every instance.

Illustrative Example – AMGP Cash Available for Distribution, page 4

5. Please revise your disclosure after the chart to provide a more balanced presentation to include the potential for a decrease in distributions of cash under certain circumstances. Should this chart appear in multiple places in your amendment, please make these changes in every instance.

Antero Resources Net Daily Production (MMefe/d), page 6

6. Please revise your disclosure after the chart to provide a more balanced presentation of the circumstances that could cause a decrease in production.

Antero Midstream's Business Strategy

Expanding Antero Midstream's Business by Developing a Third-Party Customer Base, page 10

7. Please disclose the percentage of revenues or volumes attributed to Antero Resources and third-party customers in the most recent annual and interim periods. Although you disclose that Antero Midstream's forecast for the twelve-month period ending March 31,

2018 contain no third-party volumes, we believe it would be useful for an investor to know the historical activity with third-party customers.

Antero Midstream's Competitive Strengths, page 11

8. If you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or weakness and the risks and limitations facing you.

Financial flexibility and strong capital structure, page 13

9. We note your description of American Midstream's "at-the-market equity offering program" and revolving credit facility. If applicable and in an appropriate place in your prospectus, describe the impact of this program on the distributions to you. If significant, consider adding a risk factor or modifying an existing risk factor. Also, consider adding a related footnote to your chart on page 4, Illustrative Example – AMGP Cash Available for Distribution.

Organizational Structure

Management, page 15

10. You disclose under this heading that you will "effectively control" the business and affairs of Antero Midstream and IDR LLC. Similarly, you indicate in a risk factor at the bottom of page 33 that you "manage and control Antero Midstream" but could lose that ability if Antero Midstream's general partner were removed. However, you disclose in multiple locations throughout your filing, including on page 91 under the heading "Equity Method Accounting," that you will not control Antero Midstream and instead will only exercise significant influence over it. Please revise your filing to consistently indicate whether you will control Antero Midstream after the Reorganization. Additionally, please provide us with your detailed analysis of the applicable accounting literature to show us how you concluded that Antero Resources is the primary beneficiary of Antero Midstream following the Reorganization.

Restrictions and Limitations on Our Cash Distribution Policy, page 68.

11. In the second bullet point on page 69, please disclose whether your general partner has established, or plans to establish, reserves; disclose the current or planned amount of those reserves; and if applicable, disclose the amount of any shortfall in the those reserves.

Our Cash Distribution Policy and Restrictions on Distributions

Antero Midstream's Cash Distribution Policy, page 72

12. Please tell us why this table does not include the most recent quarterly distribution declared by Antero Midstream.

Estimated Cash Available for Distribution Based Upon Adjusted EBITDA of Antero Midstream Partners LP, page 75

13. We note that the period from October 1, 2016 through March 31, 2017 is not accounted for in your calculation of historical pro forma cash available for distribution on page 74 or your calculation of forecasted cash available for distribution presented on page 77. Please tell us whether there are any significant transactions or events that occurred during this period that would cause the omitted period to materially change the results of the forecast if such omitted period were included. If so, tell us how such transactions or events are considered in your forecast or why they have no continuing impact.

Assumptions and Considerations Related to the Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP, page 78

14. We note that your forecast of Antero Midstream's cash available for distribution indicates that direct operating expenses will only need to increase 12% from the 12 months ended September 30, 2016 in order to support a 43% increase in revenue. This relationship between direct operating expenses and revenue appears inconsistent with the relationship seen in Antero Midstream's historical financial statements. Specifically, we note that for the interim period seen in Antero Midstream's financial statements, direct operating costs increased 222% year over year to support a 66% increase in revenue. Please revise your discussion of assumptions related to direct operating expenses to bridge the gap between Antero Midstream's historical results and your forecast by explaining why you expect the relationship between direct operating expenses and revenue to change so significantly in the future.

15. Please refer to your discussion of assumptions regarding interest expense, capital expenditures and financing. It is unclear from your current disclosures whether you have assumed that the $449 million of expansion capital expenditures during this period will be fully financed and whether the related interest expense is included in your forecast. Specifically, the first sentence under the heading "Financing" appears to suggest that you have not decided how it will be funded; however, the calculation of cash available for distribution does not reflect a cash outflow related to these expansion capital expenditures. Please revise to clearly reflect management's assumption about how these expansion capital expenditures will be funded and any resulting cash outflows. If funding for these expansion capital expenditures is reflected in your assumption that Antero Midstream's revolver will have average borrowings of $514 million, please clearly state as such.

Paul M. Rady
Antero Resources Midstream Management LLC
February 23, 2017
Page 5

16. Please refer to your discussion of assumptions regarding financing. We note that you plan to disclose the available borrowing capacity under Antero Midstream's revolver and under its at-the-market equity offering program as of December 31, 2016. To assist your investors in understanding the assumptions that underlie your forecast of cash available for distributions, please also disclose the expected available capacity amounts as of March 31, 2018 based on management's assumptions as reflected in your forecast.

17. Please refer to your discussion of assumptions regarding distributions on Series B Units. Please explain to us in more detail how you calculated the $3 million reserved in your forecast for Series B Units, and revise your disclosure to better explain this to your investors. If the $3 million does not represent the maximum 6% of quarterly IDR distributions in excess of $7.5 million, please disclose that fact.

How We Make Cash Distributions

Our Sources of Cash, page 84

18. In the last bullet point on page 85, please disclose the actual amount of established reserves, the anticipated amount of planned reserves, and if applicable, the amount of any shortfall in those reserves.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Antero Midstream's Results of Operations

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2016, page 94

19. We note that while revenue increased for each of Antero Midstream's segments, the direct operating expenses of the water handling and treatment segment increased significantly while the direct operating expenses of the gathering and compression segment remained consistent. Please expand your disclosure to discuss the types of costs included in this line item for each segment; also explain why these costs appear to have different relationships with the revenue of each segment through an analysis of segment direct operating costs as a percentage of segment revenue or other appropriate means. In doing so, please provide your investors with management's insight into how you were able to increase gathering and compression revenue by 30% without a significant increase in the related direct operating expenses and whether management expects this trend to continue in the future. Similarly, please provide your investors with management's insight into why the direct operating expenses of the water handling and treatment segment increased at a faster rate than the revenue of this segment and whether management expects this trend to continue in the future. When explaining the changes in Antero Midstream's water handling and treatment segment's direct operating expenses,

please consider separately discussing the fresh water delivery and other fluid handling services since the margins on these two services appear very different.

Our Business, page 114

20. Refer to the table on page 117 which presents cash available for distribution as compared to Antero Midstream's distribution per unit. We note that Antero Midstream's $1.03 fiscal year 2016 distribution per unit represents distributions earned during fiscal year 2016. Similarly, it appears that the $11 million cash available for distribution is based on distributions earned during that period. If this is the case, please confirm this to us. If this is not the case, please explain how the $11 million is derived. Also, to the extent that you do not present a reconciliation of the $11 million cash available for distribution in fiscal year 2016 in your amendment, please provide us supplementally with such reconciliation.

Executive Compensation, page 145

21. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

Security Ownership of Certain Beneficial Owners, Management and the Selling Shareholder and Related Shareholder Matters, page 165

22. Please revise to disclose the number of shares to be sold by the selling shareholders in the offering, and the number and percentage of shares to be owned by the selling shareholder after the offering, both in the event that the underwriters do exercise the over-allotment option and do not exercise the over-allotment option.

Antero Midstream GP LP, page 165

23. Please revise to disclose the number of shares held by the beneficial owners identified in the table before the offering. Refer to Item 507 of Regulation S-K.

24. Please disclose the date that was used in calculating the beneficial information. Please furnish the information as of the most recent practicable date. Please also disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by AMGP GP LLC. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Certain Relationships and Related Party Transactions, page 167

25. Please revise your disclosure to define who a related person is. Also, it appears that you have not yet adopted a written policy. In light of this, please indicate what procedures, if any, were employed to review any of the related party transactions you disclose.

Financial Statements, page F-1

26. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products